UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): October 31, 2022

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 234, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Offering Supplement No.4 Filed

On October 31, 2022, Iroquois Valley Farmland REIT, PBC (the “Company”) filed Supplement No. 4 to its Regulation A+ Offering Circular dated May 16, 2022 (“Offering Supplement No. 4”). Offering Supplement No. 4 is available here.

Offering Supplement No. 4 announces a number of matters, including but not limited to:

1)	The new share price of common stock is now $730 effective November 1, 2022;
2)	Information on how the Company determined the new share price;
3)	Updated information regarding the Company’s Board of Directors, including biographies and additional information regarding the Company’s new director, Olivia Watkins, and updates to the Executive Management Team; and
4)	An update to the ownership of common stock by directors and named executive officers individually and as a group.

2022 Stock Redemption Period

The Board of Directors has authorized the Company to redeem shares of its common stock (the “2022 Redemption”). The 2022 Redemption is made pursuant to the Company’s Stock Redemption Program dated October 21, 2022 (“Stock Redemption Program”). A copy of the Stock Redemption Program is attached as Exhibit 9.1.

The 2022 Redemption is made under the following terms, in addition to the terms set forth in the Stock Redemption Program:

Term of 2022 Redemption: November 1, 2022 to November 20, 2022.

2022 Redemption Price: $730/share (i.e., the Company’s current common stock offering price).

Record Date: October 26, 2022.

Number of Shares to be Redeemed: Up to 2,910 (the “Redemption Cap”), a maximum of 2.5% of the shares of common stock of the Company outstanding as of the Record Date. If total shares offered for redemption in the 2022 Redemption exceed the Redemption Cap, the Company may redeem shares up to the Redemption Cap on a pro rata basis.

Eligible Shares: Any shares purchased more than 5 years prior to the Record Date. Based on the Record Date, shares must have been purchased prior to October 26, 2017 to be eligible for the 2022 Redemption.

Minimum Redemption: Subject to the Redemption Cap, stockholders must redeem a minimum of 20 shares of common stock to participate in the 2022 Redemption. If a stockholder owns less than 20 shares, the stockholder may participate if the stockholder redeems all of the eligible shares then owned by the stockholder.

Timing of Payment: The Company intends to issue payments under the 2022 Redemption within approximately 10 business days after the termination of the 2022 Redemption term.

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Any Registered Shareholder seeking redemption of eligible shares in the 2022 Redemption must submit a completed Request for Redemption. Requests for Redemption must be received by the Company no later than 5:00pm CST on Sunday, November 20, 2022.

The Request for Redemption Form will be distributed to stockholders holding shares of common stock eligible for redemption as of the Record Date.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A dated May 16, 2022, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Mark D. Schindel
Mark D. Schindel
Chief Financial Officer

Date: October 31, 2022

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